EXHIBIT 21.1

SUBSIDIARIES OF REGISTRANT

ENGlobal U.S., Inc.	Incorporated in the State of Texas

ENGlobal Government Services, Inc.	Incorporated in the State of Texas

ENGlobal International, Inc.	Incorporated in British Virgin Islands under the BVI Business Companies Act of 2004

ENGlobal Emerging Markets, Inc.	Incorporated in the State of Texas